Exhibit 99.1

Announcement

Thursday, 19 December 2024	Woodside Energy Group Ltd.
ACN 004 898 962
Mia Yellagonga
11 Mount Street
Perth WA 6000
Australia
T +61 8 9348 4000
www.woodside.com

ASX: WDS
NYSE: WDS

WOODSIDE SIMPLIFIES PORTFOLIO AND UNLOCKS LONG-TERM VALUE

Woodside and Chevron have agreed to an asset swap under which Woodside will acquire Chevron’s interest in the North West Shelf (NWS) Project, the NWS Oil Project and the Angel Carbon Capture and Storage (CCS) Project, and transfer all of its interest in both the Wheatstone and Julimar-Brunello Projects to Chevron. Chevron will also make a cash payment to Woodside of up to $400 million.

The transaction highlights include:

•	Streamlines Australian portfolio and consolidates focus on operated LNG assets;

•	Simplifies NWS joint venture ownership, unlocking economic recovery of existing production and future development opportunities; and

•	Strengthens near-term cash flow to support shareholder distributions and ongoing investments.

“The strategic and commercial rationale for this asset swap is compelling for Woodside,” said Woodside CEO Meg O’Neill.

“This transaction simplifies our portfolio, improving our focus and efficiency by consolidating our position in our operated LNG assets. It is immediately cash flow accretive and includes a cash payment upon both execution and completion.

“This year, the North West Shelf Project and its Karratha Gas Plant celebrated 40 years of operations. The Western Australian Government’s recent decision to extend the environmental approval for the North West Shelf Project supports its ongoing contribution to reliable energy supply for local and global customers. This transaction creates greater opportunity to fill emerging processing capacity and maximise value accretive recovery from the North West Shelf Project.

“It also provides greater alignment and improves the commercial prospects for the proposed Browse to North West Shelf Project.

“Additionally, this improves joint venture planning for decarbonisation opportunities at Karratha Gas Plant. Our increased equity in the Angel CCS Project also supports future development of this large-scale, multi-user carbon capture and storage hub in Western Australia.”

Transaction details

Under the proposed transaction, Woodside will transfer its 13% non-operated interest in the Wheatstone Project and 65% operated interest in the Julimar-Brunello Project and will acquire in exchange Chevron’s 16.67% interests in the NWS Project and the NWS Oil Project and a 20% interest in the Angel CCS Project.

The effective date of the transaction is 1 January 2024.

Completion of the transaction is subject to customary conditions precedent, including Australian Competition and Consumer Commission and Foreign Investment Review Board clearances and other applicable State and Federal and regulatory approvals, relevant third-party consents and pre-emption rights of the continuing joint venture participants. The transaction is also subject to the completion of Julimar Phase 3 Project execution and handover which is expected in 2026, and the completion of certain ongoing abandonment activities. The Julimar Phase 3 Project is a four well tie-back to the existing Julimar field production system and is currently in execution phase. Woodside will continue to operate the execution phase, transferring the asset to Chevron at project start-up. The transaction is expected to close in 2026.

The cash payment by Chevron to Woodside of up to $400 million comprises a cash payment of $300 million at completion, and additional contingent payments of up to $100 million in aggregate related to handover of the Julimar Phase 3 Project and subsequent production performance. In addition, cashflows forecast at approximately $400 million, are expected from utilising otherwise depreciable tax bases on completion. At completion there will be customary adjustments for net working capital and interim period cash flows.

Chevron will provide a $100 million advance payment to Woodside on execution of the transaction, which is refundable by Woodside if the transaction fails to complete.

Asset facts

Participating interests

	Role	Pre- transaction	Post- transaction	Comment
NWS Project	Operator	33.33%	50%	Refer to note 1 below.
NWS Oil Project	Operator	50%	66.67%	Refer to note 2 below.
Wheatstone	Non-operator	13%	0%	The Wheatstone assets process gas from several offshore gas fields, including the Julimar and Brunello fields, of which Woodside (prior to this transaction) was operator.
Julimar-Brunello	Operator	65%	0%
Angel CCS	Operator	20%	40%

Production and Reserves

•	2024 production through 30 September 2024 from Woodside’s interest in Wheatstone has averaged ~34.0 kboe/d.

•	2024 production through 30 September 2024 from Chevron’s interest in NWS Project and NWS Oil Project has averaged ~54.5 kboe/d.

•

Subject to completion of the transaction, the net impact to Woodside’s Reserves and Resources as at the effective date 1 January 2024 will be a net increase of 9.6 MMboe to Proved plus Probable (2P) Reserves.[1]

Note 1: The NWS Project consists of a number of active joint ventures. Prior to completion of the transaction, Woodside has a participating interest of 33.33% and Chevron has a 16.67% participating interest in all of these joint ventures, apart from the NWS joint ventures with CNOOC. For CLNG JV with CNOOC, Woodside’s participating interest is 25% and Chevron’s is 12.5%. For the Extended Interest JVs with CNOOC, Woodside’s participating interest is 31.567% and Chevron’s participating interest is 15.78%.

Note 2: The NWS Oil Project consists of the Cossack, Wanaea, Lambert and Hermes oil fields development, including the Okha floating production storage and offloading (FPSO) facility.

[1]	Includes 6.1 MMboe of fuel consumed in operations.

INVESTORS	MEDIA

Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the transaction (including statements concerning the timing and completion of the transaction, the expected benefits of the transaction and other future arrangements between Woodside and Chevron), the timing of completion of Woodside’s projects and expectations regarding future expenditures and future results of projects. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

Notes to petroleum reserves and resources

1.

Unless otherwise stated, all petroleum resource estimates are quoted as at the effective date of 1 January 2024, net Woodside share. Note that the resource estimate disclosed in this announcement is conditional on the transaction proceeding, which remains subject to the conditions outlined in this announcement. For details of Woodside’s current reserves position, see the Reserves and Resources Statement dated 15 February 2024. Woodside will release an updated Reserves and Resources Statement as part of its 2024 Annual Report.

2.

All numbers are internal estimates produced by Woodside. Estimates of reserves and contingent resources should be regarded only as estimates that may change over time as additional information becomes available.

3.

As a result of, and subject to, completion of the transaction, Woodside’s interest in the NWS Project and NWS Oil Project will increase, and Woodside’s interest in Julimar-Brunello will decrease, as shown in the participating interests table in the Asset Facts section above. This results in a change in reserves and contingent resources estimates (Woodside net equity share). There are no other changes to the underlying reserves and contingent resources estimates for these Projects.

4.

For the offshore oil project, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO) while for the onshore gas projects the reference point is defined as the outlet of the downstream (onshore) gas processing facility.

5.

‘Reserves’ are estimated quantities of petroleum that have been demonstrated to be producible from known accumulations in which the company has a material interest from a given date forward, at commercial rates, under presently anticipated production methods, operating conditions, prices, and costs. Woodside reports reserves inclusive of all fuel consumed in operations. Woodside estimates and reports its proved reserves in accordance with SEC regulations which are also compliant with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS) (SPE-PRMS) guidelines. SEC-compliant proved reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average of first of month prices during the 12-month period in the reporting company’s fiscal year. Woodside estimates and reports its proved plus probable reserves in accordance with SPE-PRMS guidelines which are not compliant with SEC regulations.

6.

Assessment of the economic value in support of an SPE-PRMS (2018) reserves and resources classification, uses Woodside Portfolio Economic Assumptions (Woodside PEAs). The Woodside PEAs are reviewed on an annual basis, or more often if required. The review is based on historical data and forecast estimates for economic variables such as product prices and exchange rates. The Woodside PEAs are approved by the Woodside Board. Specific contractual arrangements for individual projects are also taken into account.

7.

Woodside uses both deterministic and probabilistic methods for the estimation of reserves and contingent resources at the field and project levels. All proved reserves estimates have been estimated using deterministic methods and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

8.

‘MMboe’ means millions (106) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. All volumes are reported at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

9.

‘Proved reserves’ are those quantities of crude oil, condensate, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Proved reserves are estimated and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

10.	‘Undeveloped reserves’ are those reserves for which wells and facilities have not been installed or executed but are expected to be recovered through future significant investments.

11.

‘Probable reserves’ are those reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Proved plus probable reserves represent the best estimate of recoverable quantities. Where probabilistic methods are used, there is at least a 50% probability that the actual quantities recovered will equal or exceed the sum of estimated proved plus probable reserves. Proved plus probable reserves are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

12.

The estimates of petroleum reserves and contingent resources are based on and fairly represent information and supporting documentation prepared by, or under the supervision of, Mr Benjamin Ziker, Woodside’s Vice President Reserves and Subsurface, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. The reserves and resources estimates included in this announcement are issued with the prior written consent of Mr Ziker. Mr Ziker’s qualifications include a Bachelor of Science (Chemical Engineering) from Rice University (Houston, Texas, USA) and 26 years of relevant experience.

Additional information for US investors concerning resource estimates

•

Woodside is an Australian company listed on the Australian Securities Exchange and the New York Stock Exchange. As noted above, Woodside estimates and reports its proved reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and estimates and reports its proved plus probable reserves and 2C contingent resources in accordance with SPE-PRMS guidelines. Woodside reports all petroleum resource estimates using definitions consistent with SPE-PRMS.

•

The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than ‘reserves’ (as that term is defined by the SEC). In this announcement, Woodside includes estimates of quantities of oil and gas using certain terms, such as ‘proved plus probable (2P) reserves’, ‘best estimate (2C) contingent resources’, ‘reserves and contingent resources’, ‘proved plus probable’, ‘developed and undeveloped’, ‘probable developed’, ‘probable undeveloped’, ‘contingent resources’ or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of not being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. U.S. investors are urged to consider closely the disclosures in Woodside’s most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings and its other filings with the SEC, which are available at www.sec.gov.